SEC Mail Processing

MAR 02 2020

Washington, DC

SECU

20004785

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

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SEC FILE NUMBER
8- 52515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue 14th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis S. Lane 212-887-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 11th FL. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CURTIS LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS SECURITIES, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DESIGNATED PRINCIPAL

Title

Notary Public

DANIELLE M. O'HARA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01OH6183205
Qualified in New York County
Commission Expires March 10, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

MTS SECURITIES, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-7

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MTS Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTS Securities, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2009.

New York, NY
February 28, 2020

MARCUMGROUP
MEMBER

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets		
Cash and cash equivalents	$ 28,638,870	
Marketable securities	5,012,023	
Non-marketable securities	24,231	
Accounts receivable	20,312,438	
Prepaid expenses	119,698	
Total Assets		$ 54,107,260
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$ 424,498	
Payable to Parent	2,422,694	
Unearned income	25,000	
Total Liabilities		$ 2,872,192
Member's Equity		51,235,068
Total Liabilities and Member's Equity		$ 54,107,260

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, which includes financial valuation and modeling, the preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent") and all of the Company's services are provided in conjunction with, or on behalf of its Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless dissolved in accordance with the provisions of its articles of organization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement. Actual results could differ from these estimates.

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2019 through the date this financial statement was issued, for matters that required adjustment to or disclosure in this financial statement. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the financial statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2019, the Company had cash equivalents totaling $28,617,060.

MARKETABLE AND NON-MARKETABLE SECURITIES

The Company periodically receives shares of common stock of public companies as compensation for investment banking services. The common stock is restricted and is classified as non-marketable until it may be freely traded, which is conditioned upon the effectiveness of a registration statement covering the securities or upon the satisfaction of the requirements of Rule 144 under the Securities Act of 1933, including the requisite holding period.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit in the normal course of business to its clients. The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence. At December 31, 2019, an allowance for doubtful accounts is not provided, since in the opinion of management, all accounts are deemed collectible.

FAIR VALUE

Accounting Standards Codification ("ASC") 820 – Fair Value Measurement defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 – Unobservable inputs for the asset or liability.

INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and files consolidated federal, state and local tax returns with its Parent, which is a limited partnership ("LP"). The members of an LLC and partners in an LP are taxed on their proportionate share of a company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the accompanying financial statement. The Company's share of the consolidated group's New York City Unincorporated Business Tax is calculated as if the Company files on a separate return basis and tax payments are paid to the Parent for its proportionate share of taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740 – Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits. As of December 31, 2019, no liability for unrecognized tax benefits was required to be recorded.

The Parent files income tax returns in its local jurisdictions. The Parent is no longer subject to local income tax examinations by tax authorities for years prior to 2016.

NOTE 4 - FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, deposit, prepaid expenses and accounts payable and accrued expenses.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

Financial Assets:	Level 1	Level 2	Level 3	Total
Common stock	$5,012,023	$ --	$ --	$5,012,203
Restricted common stock	24,231	--	--	24,231
Total	$5,036,254	$ --	$ --	$5,036,254

There were no transfers between Level 1 and Level 2 during the year.

The fair values of publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified as Level 1 in the fair value hierarchy.

NOTE 5- CONCENTRATIONS AND CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses in the account.

The Company performs certain credit evaluation procedures and generally does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding the credit risk of its clients, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

At December 31, 2019, two customers accounted for approximately 88.6% and 11.1% of the Company's total accounts receivable.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company maintains a services agreement with its Parent, under which the Parent provides various administrative and back office services in the ordinary course of business, as well as office space, office equipment and supplies, to the extent required, in exchange for receiving a services fee. As of December 31, 2019, the Company had a payable to Parent of $2,422,694.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2019, the Company had net capital of $30,026,895, which was $29,835,416 in excess of its required net capital of $191,479. The Company's percentage of aggregate indebtedness to net capital was 9.57%.

The Company qualifies under the exemptive provisions of Rule SEC 15c3-3 – Customer Protection – Reserves and Custody of Securities under section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 – SUBSEQUENT EVENTS

On January 15, 2020, the Company distributed $24 million to its Parent.